LaSalle Global Trust Services

135 S. LaSalle Street, Suite 1625
Chicago, IL 60603
USA

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Revised Date:	24-Dec-08
Payment Date:	24-Dec-08
Prior Payment:	17-Nov-08
Next Payment:	26-Jan-09
Record Date:	10-Dec-08

Administrator:

Chris Nuxoll 312.904.1023
christopher.nuxoll@lasallegts.com

Reporting Package Table of Contents

Analyst:

Shaun Horbochuk 714.259.6217
Shaun.Horbochuk@lasallegts.com

Issue Id:	SAT00601
Monthly Data File Name:	SAT00601_200812_3.ZIP

Closing Date:	28-Feb-2006
First Payment Date:	15-May-2006
Rated Final Payment Date:	15-Nov-1996
Determination Date:	24-Dec-2008

Trust Collection Period
11/25/2008 - 12/24/2008

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc

Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

Information is available for this issue from the following sources

LaSalle Global Trust Services Web Site	www.etrustee.net
LaSalle Global Trust Services Web Site Factor Line	800.246.5761

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Revised Date:	31-Dec-08
Payment Date:	24-Dec-08
Prior Payment:	17-Nov-08
Next Payment:	26-Jan-09
Record Date:	10-Dec-08

WAC: 7.250000%

Grantor Trust

Class	Original Face Value (1)		Opening Balance	Principal Payment	Principal Adj. or Loss	Negative Amortization		Closing Balance	Interest Payment (2)	Interest Adjustment	Pass-Through Rate
CUSIP			Per $ 1000	Per $ 1000	Per $ 1000	Per $ 1000		Per $ 1000	Per $ 1000	Per $ 1000	Next Rate(3)
A	79,795,000.00		79,795,000.00	0.00	79,795,000.00	0.00		0.00	2,357,055.33	1,782,974.63	7.0000000000%
80412D105			1000.000000000	0.000000000	1000.000000000	0.000000000		0.000000000	29.538885018	22.344440504	Fixed
B	2,191,000.00	N	2,191,000.00	0.00	0.00	0.00		0.00	76,692.17	57,319.84	0.0000000000%
80412DAA3			1000.000000000	0.000000000	0.000000000	0.000000000		0.000000000	35.003272478	26.161497033	N/A
Total	79,795,000.00		79,795,000.00	0.00	79,795,000.00	0.00		0.00	2,433,747.50	1,840,294.47	

Total P&I Payment	2,433,747.50

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

31-Dec-2008 - 10:58 (2863-2865) © 2008 Bank Of America Corporation

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Revised Date:	31-Dec-08
Payment Date:	24-Dec-08
Prior Payment:	17-Nov-08
Next Payment:	26-Jan-09
Record Date:	10-Dec-08

Cash Reconciliation Summary

Interest Summary	
Current Scheduled Interest	593,453.03
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Other Adjustment	0.00
Total	593,453.03
Unscheduled Interest:	
PPY/YM Penalties (+)	0.00
Other Interest Proceeds (+)	1,840,294.48
Retained Interest (-)	3,680,588.96
Total	1,840,294.48
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	2,433,747.51
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Total	0.00
Total Interest Due Certs	2,433,747.51

Principal Summary	
Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	2,433,747.51
Remittance P&I Due Certs	2,433,747.51

Pool Balance Summary	Balance	Count
Beginning Pool	79,795,000.00	2
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	79,795,000.00	2
Repurchases	0.00	0
Ending Pool	0.00	0

Servicing Fee Summary	
Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary	
Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Revised Date:	31-Dec-08
Payment Date:	24-Dec-08
Prior Payment:	17-Nov-08
Next Payment:	26-Jan-09
Record Date:	10-Dec-08

Bond Interest Reconciliation Detail

Class	Accrual Method	Accrual Days	Opening Balance	Pass-Through Rate	Accrued Certificate Interest	Total Interest Additions	Total Interest Deductions	Distributable Certificate Interest	Interest Payment Amount	Current Period Shortfall Recovery	Remaining Outstanding Interest Shorfalls	Credit Support Original	Credit Support Current (1)
A	30/360	37	0.00	7.0000000000%	574,080.70	0.00	0.00	574,080.70	2,357,055.33	0.00	0.00	NA	NA
B	30/360	37	0.00	0.0000000000%	19,372.33	0.00	0.00	19,372.33	76,692.17	0.00	0.00	NA	NA
					593,453.03	0.00	0.00	593,453.03	2,433,747.50	0.00	0.00		

(1) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Revised Date:	31-Dec-08
Payment Date:	24-Dec-08
Prior Payment:	17-Nov-08
Next Payment:	26-Jan-09
Record Date:	10-Dec-08

Bond Interest Reconciliation Detail

Class	Prior Interest Due Date	Current Interest Due Date	Additions					Deductions			Distributable Certificate Interest	Interest Payment Amount
			Prior Interest Shortfall Due	Interest Accrual on Prior Shortfall	Prepayment Premiums	Yield Maintenance	Other Interest Proceeds (1)	Allocable PPIS	Deferred & Accretion Interest	Interest Loss Expense		
A			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	574,080.70	2,357,055.33
B			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	19,372.33	76,692.17
			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	593,453.03	2,433,747.50

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the Bondholder's Distributable Interest.

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Revised Date: 31-Dec-08
Payment Date: 24-Dec-08
Prior Payment: 17-Nov-08
Next Payment: 26-Jan-09
Record Date: 10-Dec-08

Rating Information

		Original Ratings			Rating Change/Change Date(1)					
Class	CUSIP	Fitch	Moody's	S&P	Fitch		Moody's		S&P	
A	80412D105	NR	A3	A-			C	12/17/08	D	12/10/08
B	80412DAA3	NR	NR	NR					D	12/10/08

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to LaSalle within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, LaSalle recommends that investors obtain current rating information directly from the rating agency.

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
200812	1	Not Avail.	Not Avail.	79,795,000.00	0.00	0.00%	0.00	0.00	0.00%	79,795,000.00
Current Total				79,795,000.00	0.00		0.00	0.00		79,795,000.00
Cumulative				79,795,000.00	0.00		0.00	0.00		79,795,000.00

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Revised Date:	31-Dec-08
Payment Date:	24-Dec-08
Prior Payment:	17-Nov-08
Next Payment:	26-Jan-09
Record Date:	10-Dec-08

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
None	0.00	0.00%

Underlying Information

Name	The Times Mirror Company 7.25% Debentures
Cusip	887360AT2
Balance	79,795,000.00
Current Rate	7.25%
Next Rate	7.25%
Amount Received	2,892,568.75
Ratings Moody/S&P/Fitch	A3/A-/NR